UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EQT GP HOLDINGS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885J 103

(CUSIP Number)

Robert J. McNally

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EQT Gathering Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 239,715,000 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 239,715,000 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,715,000 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 90.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EQT Production Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 239,715,000 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 239,715,000 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,715,000 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 90.1%

14	Type of Reporting Person (See Instructions) CO (Corporation)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EQT Investments Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 239,715,000 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 239,715,000 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,715,000 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 90.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 239,715,000 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 239,715,000 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,715,000 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 90.1%

14	Type of Reporting Person (See Instructions) CO (Corporation)

Item 1.         Security and Issuer.

This Amendment No. 1 to Schedule 13D (Amendment No. 1) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on May 26, 2015 (as amended, Schedule 13D), and relates to common units (Common Units) representing limited partner interests of EQT GP Holdings, LP, a Delaware limited partnership (the Issuer). The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.  Capitalized terms used in this Amendment No. 1 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

Item 2.         Identity and Background.

Item 2(a) of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement incorporated by reference herein as Exhibit A by (i) EQT Gathering Holdings, LLC, a Delaware limited liability company (Gathering Holdings), (ii) EQT Production Company, a Pennsylvania corporation (EPC), (iii) EQT Investments Holdings, LLC, a Delaware limited liability company (Investments Holdings), and (iv) EQT Corporation, a Pennsylvania corporation (EQT and, together with Gathering Holdings, EPC and Investments Holdings, the Reporting Persons).

Gathering Holdings is a limited partner of the Issuer holding approximately 90.0% of the outstanding Common Units, and is the sole stockholder of EQT GP Corporation, a Delaware corporation and limited partner of the Issuer holding approximately 0.1% of the outstanding Common Units (GP Corporation).  Gathering Holdings is also the sole member of EQT GP Services, LLC, a Delaware limited liability company and the general partner of the Issuer (the General Partner).  EPC is the sole member of Gathering Holdings.  Investments Holdings is the sole stockholder of EPC.  EQT is a publicly traded company and the sole member of Investments Holdings.  The Reporting Persons are hereby filing a joint Schedule 13D.

Item 2(c) of Schedule 13D is hereby amended by amending and restating the first paragraph thereof in its entirety as follows:

The principal business of Gathering Holdings is to own a limited partner interest in the Issuer, all of the membership interests in the General Partner, and interests in other subsidiaries of EQT which are engaged in natural gas midstream activities.  The principal business of EPC is to engage in natural gas production activities. EPC also owns a number of EQT subsidiaries, including Gathering Holdings. The principal business of Investments Holdings is to serve as an intercompany holding company for subsidiaries of EQT. EQT conducts its business through three business segments: EQT Production, EQT Gathering and EQT Transmission. EQT Production is the largest natural gas producer in the Appalachian Basin, based on average daily sales volumes, with 13.5 Tcfe of proved natural gas, natural gas liquids and crude oil reserves across approximately 3.6 million gross acres, including approximately 790,000 gross acres in the Marcellus play, as of December 31, 2016. EQT Gathering and EQT Transmission provide gathering, transmission and storage services for EQT’s produced gas, as well as for independent third parties across the Appalachian Basin, through EQT’s ownership and control of EQT Midstream Partners, LP (EQM), a publicly traded limited partnership formed by EQT to own, operate and develop midstream assets in the Appalachian Basin.

Item 2(c) of Schedule 13D is hereby further amended by amending and restating the tables identifying the Covered Individuals in such item in their entirety as follows:

Name	Position
EQT Corporation
Steven T. Schlotterbeck	Director, President and Chief Executive Officer
David L. Porges	Executive Chairman
Vicky A. Bailey	Director
Philip G. Behrman	Director
Kenneth M. Burke	Director
A. Bray Cary, Jr.	Director
Margaret K. Dorman	Director
James E. Rohr	Director
Stephen A. Thorington	Director
Lee T. Todd, Jr.	Director

Name	Position
Christine J. Toretti	Director
Lewis B. Gardner	General Counsel and Vice President, External Affairs
M. Elise Hyland	Senior Vice President and President, Midstream
Donald M. Jenkins	Chief Commercial Officer
Robert J. McNally	Senior Vice President and Chief Financial Officer
Charlene Petrelli	Vice President and Chief Human Resources Officer
David E. Schlosser, Jr.	Senior Vice President and President, Exploration and Production
Jimmi Sue Smith	Chief Accounting Officer

EQT Investments Holdings, LLC
Daniel A. Greenblatt	Member of Board of Managers and President
Joshua C. Miller	Member of Board of Managers and Vice President
Phillip D. Swisher	Member of Board of Managers and Executive Vice President

EQT Production Company
Robert J. McNally	Director
Charlene Petrelli	Director
David E. Schlosser, Jr.	Director and President

EQT Gathering Holdings, LLC
M. Elise Hyland	Member of Board of Managers and President
Robert J. McNally	Member of Board of Managers
Jimmi Sue Smith	Member of Board of Managers

Item 4.         Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented by adding the following paragraphs after the first paragraph thereof:

On June 19, 2017, EQT entered into an Agreement and Plan of Merger (the Merger Agreement) with Rice Energy Inc. (Rice), pursuant to which, subject to the satisfaction or waiver of certain conditions, a wholly owned indirect subsidiary of EQT will merge with and into Rice (the Merger), and immediately thereafter Rice will merge with and into another wholly owned indirect subsidiary of EQT.  As a result of the Merger, EQT will obtain, among other things, Rice’s indirect 91.75% ownership interest in Rice Midstream GP Holdings LP, which owns approximately 28% of the limited partner interests and 100% of the incentive distribution rights of Rice Midstream Partners LP (RMP).  In addition, EQT will obtain ownership of certain other midstream assets owned directly by Rice, Rice Midstream Holdings LLC, an indirect subsidiary of Rice (RMH), or certain wholly owned subsidiaries of RMH (the Rice Retained Midstream Assets).

Following and subject to the completion of the Merger, EQT intends to seek to sell the Rice Retained Midstream Assets to EQM (the Rice Retained Midstream Transaction).  Completion of the Rice Retained Midstream Transaction would be subject to, among other things, satisfactory negotiation of a definitive agreement providing for the terms and conditions under which the applicable assets would be sold, and there can be no assurance than any such transaction will occur.

Other than the Rice Retained Midstream Transaction, as of the date of this Amendment No. 1, the Reporting Persons have not formulated in connection with the Merger any definitive plan or proposal relating to or which would result in any of the matters specified in clauses (a) through (i) of Item 4 of Schedule 13D with respect to the Issuer or its subsidiaries (the Enumerated Matters).  However, the Reporting Persons intend to evaluate a wide range of potential transactions and strategic alternatives involving the Issuer, its subsidiaries and, upon completion of the Merger, Rice and its subsidiaries, that could involve any or all of the Enumerated Matters, including, without limitation, the acquisition by an affiliate of EQT of the incentive distribution rights of RMP and/or a merger of RMP with EQM. There can be no assurance that exploration of any transaction or alternative, to the extent undertaken, would result in a transaction of interest to the Reporting Persons or the Issuer, or as to the terms of any such transaction.  The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 4(d) of Schedule 13D is hereby amended and restated in its entirety as follows:

(d)                                 None.

Item 5.         Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 (1)                                 As of June 22, 2017, the number of Common Units issued and outstanding is 266,165,000.  Gathering Holdings is the record and beneficial owner of 239,449,000 Common Units, which represent approximately 90.0% of the outstanding Common Units of the Issuer, and, through its sole ownership of GP Corporation, Gathering Holdings beneficially owns an additional 266,000 Common Units, which represent approximately 0.1% of the outstanding Common Units of the Issuer.

(2)                                 EPC does not directly own any Common Units of the Issuer; however, as the sole member of Gathering Holdings, it may be deemed to beneficially own the 239,715,000 Common Units beneficially owned by Gathering Holdings, which represent approximately 90.1% of the outstanding Common Units of the Issuer.

(3)                                 Investments Holdings does not directly own any Common Units of the Issuer; however, as the sole stockholder of EPC and indirect owner of Gathering Holdings, it may be deemed to beneficially own the 239,715,000 Common Units beneficially owned by Gathering Holdings, which represent approximately 90.1% of the outstanding Common Units of the Issuer.

(4)                                 EQT does not directly own any Common Units of the Issuer; however, as the sole member of Investments Holdings and indirect owner of Gathering Holdings, it may be deemed to beneficially own the 239,715,000 Common Units beneficially owned by Gathering Holdings, which represent approximately 90.1% of the outstanding Common Units of the Issuer.

(5)                                 In addition, as of the date hereof, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Vicky A. Bailey	3,241	*
Philip G. Behrman	19,741	*
Kenneth M. Burke	5,000	*
A. Bray Cary, Jr.	19,841	*
Margaret K. Dorman	19,841	*
Lewis B. Gardner	28,503	*
Daniel A. Greenblatt	5,000	*
Charlene Petrelli	25,085	*
David L. Porges	56,263	*
James E. Rohr	30,940	*
Steven T. Schlotterbeck	37,762	*
Jimmi Sue Smith	7,538	*
Phillip D. Swisher	4,769	*
Stephen A. Thorington	39,545(1)	*
Lee T. Todd, Jr.	3,241	*

*                              Less than 1% of the class beneficially owned.

(1)                      Includes 8,063 phantom units granted under the 2015 LTIP, which have the economic equivalent of 8,063 Common Units and represent compensation that is deferred until retirement.

(b)                                 The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.  To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)                                  Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)                                 GP Corporation has the right to receive distributions from, and the proceeds from the sale of, the 266,000 Common Units for which it is the registered holder.  The Reporting Persons also have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5.  Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)                                  Not applicable.

Item 7.         Material to Be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT A                              Joint Filing Statement dated May 26, 2015 (attached as Exhibit A to the Schedule 13D (File No. 005-88854) filed with the Commission on May 26, 2015 and incorporated herein in its entirety by reference).

EXHIBIT B                              Power of Attorney dated June 22, 2017 (filed herewith).

EXHIBIT C                              First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated May 15, 2015 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT D                              First Amended and Restated Limited Liability Company Agreement of EQT GP Services, LLC, dated May 15, 2015 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT E                               Underwriting Agreement, dated May 11, 2015, by and among EQT GP Holdings, LP, EQT GP Services, LLC, EQT Gathering Holdings, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 22, 2017

EQT GATHERING HOLDINGS, LLC

By:	/s/M. Elise Hyland
Name:	M. Elise Hyland
Title:	President

Signature Page to Schedule 13D/A for EQT GP Holdings, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 22, 2017

EQT PRODUCTION COMPANY

By:	/s/David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

Signature Page to Schedule 13D/A for EQT GP Holdings, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 22, 2017

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/Joshua C. Miller
Name:	Joshua C. Miller
Title:	Vice President

Signature Page to Schedule 13D/A for EQT GP Holdings, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 22, 2017

EQT CORPORATION

By:	/s/Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Schedule 13D/A for EQT GP Holdings, LP

EXHIBIT INDEX

EXHIBIT A

Joint Filing Statement dated May 26, 2015 (attached as Exhibit A to the Schedule 13D (File No. 005-88854) filed with the Commission on May 26, 2015 and incorporated herein in its entirety by reference).

EXHIBIT B	Power of Attorney dated June 22, 2017 (filed herewith).

EXHIBIT C

First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated May 15, 2015 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT D

First Amended and Restated Limited Liability Company Agreement of EQT GP Services, LLC, dated May 15, 2015 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT E

Underwriting Agreement, dated May 11, 2015, by and among EQT GP Holdings, LP, EQT GP Services, LLC, EQT Gathering Holdings, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Robert J. McNally and Lewis B. Gardner, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to execute for and on behalf of the undersigned, all Schedule 13Ds (including any amendments thereto) that the undersigned may be required to file as a result of the undersigned’s ownership or transactions in the securities of EQT GP Holdings, LP (the Partnership) in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder; do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Partnership assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Securities Exchange Act of 1934.

Each of the undersigned hereby revokes the power of attorney dated May 26, 2015.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D with respect to the undersigned’s holdings of and transactions in securities issued by the Partnership, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

[signature page follows]

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 22nd day of June, 2017.

EQT GATHERING HOLDINGS, LLC

By:	/s/M. Elise Hyland
Name:	M. Elise Hyland
Title:	President

EQT PRODUCTION COMPANY

By:	/s/David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

EQT CORPORATION

By:	/s/Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Power of Attorney for EQT GP Holdings, LP